EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

May 11, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO SILVER & GOLD MINES LTD: CLARIFICATION AND RETRACTION OF TECHNICAL DISCLOSURES

Avino Silver & Gold Mines Ltd. (“Avino” or “the Company”), as a result of a review by the British Columbia Securities Commission (“BCSC”), issues this news release to clarify and retract certain disclosures made pertaining to conceptual exploration targets and economic analyses of mineral resources at the Company’s Avino property in Durango, Mexico.

Certain disclosures relating to the Company’s property provided in news releases, on the Company’s website and in investor materials, do not comply with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).  Also the March 12, 2012 independent NI 43-101 technical report and preliminary economic assessment (“Technical Report”) on the tailings resources, prepared by an independent engineering firm, is not complete and contains items not compliant with NI 43-101.  There are also compliance issues in Avino’s news releases dated February 28, 2012, April 5, 2012 and April 23, 2012, and in its website materials relating to disclosure of the main Avino mine’s resources.  In addition, the website, fact sheet, and corporate presentation on the website disclosed results of economic analysis of an in-situ inferred resource estimate at San Gonzalo. The Company’s technical report on file does not support this estimate and analysis. With respect to the Technical Report, the Company plans to file a restated report that clarifies the status of various in-situ and tailings resource estimates and the economic analysis, once received from the Independent Consultant.

Retraction of In-Situ Estimates at Avino Vein (“ET Zone”)

In news releases dated February 28, 2012, April 5, 2012, and April 23, 2012, as well as on the Company’s fact sheet and corporate presentation, Avino disclosed that a resource remained within the ET Zone when operations at the ET Zone ceased in 2001.  These were the quoted resources of the mine when it shut down in November 2001.  These figures were produced by Avino’s geological mine staff and are not compliant with NI 43-101.  Since no mining has been conducted since November 2001, this resource estimate represents the only assessment of remaining tonnage.  The use of these figures may have created the appearance that Avino regarded this 2001 estimate as a current mineral resource estimate, and the April 23, 2012 news release stated that the Company would be adding to the estimate.  These statements triggered the requirement under NI 43-101 for the Company to file a supporting current NI 43-101 technical report.

Additionally, the “Projects” section of the Company’s website discloses a “target potential” at the Avino Mine.  This disclosure did not use a range of tonnes and grade as required by NI 43-101 for an exploration target nor did it provide the information and cautionary language required.

As the Company does not currently have a valid NI 43-101 compliant resource estimate on the ET Zone, Avino retracts all statements relating to mineral resource estimates associated with the Avino Mine or ET Zone, and has amended its corporate presentation, website and fact sheet to remove any mineral resource estimates.  No Qualified Person (as defined by NI 43-101) has performed sufficient work to classify the non-compliant estimate prepared in 2001 as a  current mineral resource, and Avino did not intend to treat the estimate as current. At this time the Company also retracts the quantity and grade of a potential target. These retractions are pending a scheduled re-estimation of current in-situ resources at Avino, and the new report will consider additional grade-tonnage ranges that could qualify as potential exploration targets.

Subsequent to the mine closing in 2001, Avino has drilled 32 holes below the 12 level where mining ceased.  There were 4 holes in 2006, 12 holes in 2007, 8 holes in 2008, and 8 holes to date in 2012.  Avino is planning to release a NI 43-101 compliant resource estimate on the ET Zone later this year which will incorporate the drilling between 2006 and 2012.

Clarification of Resource Estimates and Retraction of Economic Forecast at San Gonzalo Zone

The Company restates the validity of the original NI 43-101 Resource Estimate (August 31, 2009) of 444,250 tonnes grading 2.61 g/t Au and 332 g/t Ag plus small additional higher grade historical silver resource estimates surrounding the old mine workings.  This tonnage has been depleted by tonnage mined to obtain the bulk sample. .

The Company’s website, fact-sheet, and corporate presentation on the Company’s website disclosed select results of economic analysis on an inferred resource at San Gonzalo Zone’s bulk sampling program without the proper cautionary language as required by NI 43-101.  This cautionary language must state that the economic results are preliminary in nature; that they include inferred mineral resources that are considered too geologically speculative to have economic considerations applied to them that would enable them to be categorized as mineral reserves; and that there is no certainty that the preliminary economic results will be realized.  This cautionary language is required because the resource at San Gonzalo is considered to be in the inferred category.  In the interim, the materials in question have been removed from the Company’s current website.

The Company’s disclosure of an in-situ inferred resource and economic parameters triggered a requirement to file a NI 43-101 Technical Report. The Company’s current report on file does not support the disclosure, contrary to NI 43-101 and the resource estimates and economic factors should not be relied on until independently verified and supported by a technical report.

Oxide and Sulfide Tailings Resources

The Company filed a NI 43-101 Technical Report prepared by the Independent Consultant dated March 12, 2012, in support of disclosure from the Company’s news release dated March 20, 2012 regarding the “Tailings Retreatment Process Option Update” of an inferred resource contained in the oxide tailings.  The Report improperly relied on a 2005 report for the oxide tailings estimate but provides no indication as to the methodology used to establish the oxide material, and the Report did not independently verify the tonnage or grade of the tailings deposit”. The tailings estimates and economic analysis are not supported by a compliant NI 43-101 technical report, contrary to NI 43-101 and should not be relied on until independently verified and supported by a technical report. The BCSC’s review identified instances where the technical report does not comply with NI 43-101 requirements. The report on file is not a complete property report because it focused on tailings and excluded estimates and analysis for in-situ resources. Avino relied on the results of the technical report for information about tailings in its other materials, including the corporate presentation, fact sheet and website.

The report is being amended to consider all relevant information about the subject property, including adequacy of verification of the oxide tailings estimate, validity of the sulfide tailings estimate, removal of non-compliant economic analysis for the sulfide tailings, validity of in-situ Avino estimates, and the current status of the San Gonzalo in-situ inferred resource estimate and economic analysis. The Company will promptly announce any material changes to its property information that result from amendments to the report.

The Company is making a "provisional" retraction of the prior current oxide tailings and PEA, pending their verification in a new technical report to be filed within 45-days. The Independent Consultant is currently updating the Technical Report on the tailings resource to factor in all of the concerns.  The Company expects this amended report to be completed within 45 days and if the report is not ready, another news release providing an update to the amended report’s status and progress will be issued. The Company will promptly announce any material changes to its tailings resource estimates, economic analyses, or other information that result from preparation of the new report. The new report will also consider the status of resource estimates and other information disclosed by the Company at San Gonzalo and other areas of the subject property.

The disclosure of the technical information contained in this news release has been reviewed and approved by Mr. Chris Sampson, P.Geo., and Mr. Jasman Yee, P.Eng., who are Qualified Persons as defined by NI 43-101.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbour Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.